Michael Waltrip Brewing Company



ANNUAL REPORT

7951 Collin McKinney pkwy STE 150

McKinney , TX 75070

(888) 846-4696

https://www.michaelwaltripbrewing.com/

This Annual Report is dated May 1, 2024.

BUSINESS

Michael Waltrip Brewing Company ("MWB" or the "Company") is an early-stage company in the $28 billion dollar craft beer category of the alcoholic beverage space. There are approximately 9,000 craft breweries in the United States, mostly consisting of small local operations. Nearly all of the craft beer brands are hyper-local and are geographically limited in terms of growth and expansion of their brands.

What makes Michael Waltrip Brewing so different is that our founder is nationally known by the NASCAR fanbase (70M consumers) and is currently on FOX Sports nearly every week as an analyst. Because of that, we believe MWB has unique opportunities to accelerate its growth significantly vs peers. And, extend the brand into other endeavors and licensing opportunities.

The Company currently generates revenue through 1) the production and wholesale sale of its craft beers in both cans and kegs to licensed distributors in four states; 2) the operation of the Michael Waltrip Brewing Company tap room/restaurant in Bristol; and 3) online sales of MWB-branded merchandise.

In 2024, we believe the revenue streams will grow to include brand licensing including a line of food items, Beer & Country music festivals, and a partnership in the franchising business.

Previous Offerings

Name: Class B Common Stock

Type of security sold: Equity

Final amount sold: $314,939.95

Number of Securities Sold: 262,030

Use of proceeds: Working Capital

Date: July 11, 2023

Offering exemption relied upon: 506(b)

Name: Class A Common Stock

Type of security sold: Equity

Final amount sold: $470,000.00

Number of Securities Sold: 528,091

Use of proceeds: Working Capital

Date: February 15, 2023

Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note

Final amount sold: $1,000,000.00

Use of proceeds: product development, licensing, working capital

Date: November 11, 2019

Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note

Final amount sold: $1,450,000.00

Use of proceeds: product development, licensing, working capital

Date: September 30, 2020

Offering exemption relied upon: 506(c)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

Year ended December 31, 2022, compared to year ended December 31, 2023

Revenue

Revenue for 2023 was $841,057 vs $665,058 for consolidated operations in 2022. This is a year over year increase of $175,999 or 26%. The specific revenue streams that created the increase were primarily from the brewery sales and taproom revenue including beer and food sales.

Cost of Sales/Gross Margins

Gross Margin improved in 2023 to 35% from 31% in 2022. This represents an increase of 4% over 2022 gross margins. Again, the increase in margin came from improved operating margins in the taproom and brewery.

Expenses

Expenses consist primarily of G&A and Sales and Marketing. This includes salaries and management fees as well as all indirect costs at the taproom/brewery (Rent utilities etc.). 2023 expenses totaled $805,326 vs $761,661 in 2022. This represents a slight increase of 6% year over year primarily due to increased Sales and Marketing expenses as G&A expenses modestly decreased 1%.

Historical results and cash flows:

Past historical cash flows are not indicative of the expected future cash flows. As an early-stage company, we have low, although increased revenues from 2022 to 2023 which have been limited by our ability to invest in growth. The year 2023 ended with a net positive cash flow of $80,816 vs ($694,418) in 2022. The improvement of $775,234 is related to additional paid in capital in 2023 that totaled $869,478 from additional equity sales.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $156,955.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Maria McDonald

Amount Owed: $100,000.00

Interest Rate: 8.0%

Maturity Date: December 31, 2022

Creditor: David Cameron

Amount Owed: $50,000.00

Interest Rate: 8.0%

Maturity Date: December 31, 2022

Creditor: Pitchfork Angel LLC

Amount Owed: $25,000.00

Interest Rate: 8.0%

Maturity Date: December 31, 2022

Creditor: Scott Colangelo

Amount Owed: $50,000.00

Interest Rate: 8.0%

Maturity Date: December 31, 2022

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Bryan R. Sperber

Bryan R. Sperber's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer (CEO) & President

Dates of Service: September, 2019 - Present

Responsibilities: Meeting with board members and other executives to assess the direction of the company, develop short and long-term goals, plans and strategies, and ensure the company's compliance with the stated mission. Overseeing the complete operation of the company and ensuring all goals are met based on the company's strategic plan. Creating and maintaining relationships with the community and industry leaders and encouraging business investments Sperber presently receives an annual salary of $150,000.

Other business experience in the past three years:

Employer: Noral Entertainment LLC

Title: President

Dates of Service: February, 2019 - Present

Responsibilities: Meeting with board members and other executives to assess the direction of the company, develop short and long-term goals, plans and strategies, and ensure the company's compliance with the stated mission Overseeing the complete operation of the company and ensuring all goals are met based on the company's strategic plan Creating and maintaining relationships with the community and industry leaders and encouraging business investments

Name: Michael Curtis Waltrip

Michael Curtis Waltrip 's current primary role is with FOX Sports. Michael Curtis Waltrip currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Fun Officer

Dates of Service: September, 2019 - Present

Responsibilities: Mr Waltrip serves on the Board and helps plan the strategic direction of the business. Michael is the face of the brand. Like Michael's personality, MWB brands will be irreverent and light-hearted! Michael serves the company by making our customers and employees smile. He spends his time making others happy as the MWB Brand Ambassador. And of course, always makes sure he has input into MWB beer taste and names! Waltrip presently does not draw a salary.

Other business experience in the past three years:

Employer: FOX Sports

Title: Pre-race analyst for the NASCAR Cup Series and color commentator for the Xfinity Series and the Craftsman Truck Series broadcasts for Fox Sports.

Dates of Service: January, 2001 - Present

Responsibilities: Analyst & Color Commentator

Name: Jackie Glynn Gross Jr

Jackie Glynn Gross Jr's current primary role is with Noral Holding Company. Jackie Glynn Gross Jr currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Executive Chairman/Secretary/Treasurer

Dates of Service: September, 2019 - Present

Responsibilities: As Executive Chairman, works with the President and Board of Directors to establish the strategic direction of the company. As Treasurer, responsibilities include financial/accounting/regulatory oversight. Maintain all federal, state and local licensing requirements associated with our brewing and sales operations. Mr. Gross also is President/CEO of Noral Holding Company with overall management and fiscal responsibility of the Company. Gross presently does not draw a salary.

Other business experience in the past three years:

Employer: Noral Holding Company

Title: President/CEO

Dates of Service: August, 1998 - Present

Responsibilities: Mr Gross is President/CEO of Noral Holding Company with overall management and fiscal responsibility

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock

Stockholder Name: Saranac Management LLC (50% owned by Bryan R. Sperber and 50% owned by Lara Sperber)

Amount and nature of Beneficial ownership: 3,327,214

Percent of class: 24.62

Title of class: Class A Common Stock

Stockholder Name: Michael Waltrip

Amount and nature of Beneficial ownership: 3,293,517

Percent of class: 24.37

Title of class: Class A Common Stock

Stockholder Name: Noral Entertainment LLC (25% owned by Double J Windmill LLC; 75% owned by and managed by Noral Holdings, Inc.) - Double J Windmill LLC (25% owned by J Glynn Gross Jr and 75% Noral Holdings, Inc.); Noral Holdings, Inc. (87% owned by J Glynn Gross Jr (personally and trustee) and 13% owned by Others)

Amount and nature of Beneficial ownership: 3,347,893

Percent of class: 24.77

RELATED PARTY TRANSACTIONS

Name of Entity: Noral Holding Company

Names of 20% owners: J Glynn Gross Jr

Relationship to Company: < 20% ownership

Nature / amount of interest in the transaction: Executive management, administrative and accounting/financial analysis services are provided to Michael Waltrip Brewing Company by Noral Holding Company. Noral only provides management support, accounting, operations and asset management services in exchange for a management fee charged to MWB. Noral Entertainment is an investment entity and is non-operating.

Material Terms: $20,000/month

OUR SECURITIES

The company has authorized Preferred Stock, Convertible Note 2, Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 796,772 of Class B Common Stock.

Preferred Stock

The amount of security authorized is 50,000,000 with a total of 0 outstanding.

Voting Rights

Authority is hereby expressly granted to the Board from time to time to issue Preferred Stock in one or more series, and in connection with the creation of any such series, by resolution or resolutions providing for the issue of the shares thereof, to determine and fix such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including, without limitation thereof, dividend rights, special voting rights, conversion rights, redemption privileges and liquidation preferences, as shall be stated and expressed in such resolutions, all to the full extent now or hereafter permitted by the Nevada Revised Statutes.

Material Rights

The Corporation shall have the authority to issue the shares of Preferred Stock in one or more series with such rights, preferences and designations as determined by the Board of Directors of the Corporation.

Authority is hereby expressly granted to the Board from time to time to issue Preferred Stock in one or more series, and in connection with the creation of any such series, by resolution or resolutions providing for the issue of the shares thereof, to determine and fix such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including, without limitation thereof, dividend rights, special voting rights, conversion rights, redemption privileges and liquidation preferences, as shall be stated and expressed in such resolutions, all to the full extent now or hereafter permitted by the Nevada Revised Statutes.

Please refer to the Company's Amended and Restated Articles of Incorporation attached as Exhibit F for additional information regarding the securities' other material rights.

Convertible Note 2

The security will convert into Common stock class A and the terms of the Convertible Note 2 are outlined below:

Amount outstanding: $225,000.00

Maturity Date: December 31, 2022

Interest Rate: 8.0%

Discount Rate: 17.5%

Valuation Cap: $12,000,000.00

Conversion Trigger: Maturity at debt holders option

Material Rights

There are no material rights associated with Convertible Note 2.

Class A Common Stock

The amount of security authorized is 75,000,000 with a total of 13,252,670 outstanding.

Voting Rights

Each holder of shares of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation. Except as otherwise provided herein or by applicable law, the holder of shares of Class A Common Stock shall at all times vote exclusively as one class on all matters (including the election of directors) submitted to a vote or for the consent of the stockholders of the Corporation and the holders of Class B Common Stock shall not be entitled to vote, attend a meeting of stockholders or be counted as part of a quorum.

Material Rights

Please refer to the Company's Amended and Restated Articles of Incorporation attached as Exhibit F for additional information regarding the securities' other material rights.

Class B Common Stock

The amount of security authorized is 25,000,000 with a total of 232,030 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

Holders of shares of Class B Common Stock shall not be entitled to vote any share of Class B Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

Please refer to the Company's Amended and Restated Articles of Incorporation attached as Exhibit F for additional information regarding the securities' other material rights

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Risks Related to the Company's Business and Industry We are an early development stage company, with limited operating history. We were formed under the laws of Nevada on September 25, 2019. We have limited operations and limited operating revenue to date. The Company is in the development stage, and its future operations are subject to all of the risks inherent in the establishment of a new business enterprise. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the development of an entity in the brewing industry and the competitive environment in which the Company operates. There can be no assurance that the Company will be able to generate revenues, that future revenues will be significant, that any sales will be profitable or that the Company will have sufficient funds available to complete its marketing and development programs or to market any new products which it may develop. The Company currently has operating losses, has limited sources of operating revenue, is unable to self-finance operations, has limited resources, and there can be no assurance that it will be able to develop such revenue sources or that its operations will become profitable, even if it is able to commercialize its products and build brand awareness. The "Michael Waltrip" brand is not under our control, and negative publicity related to the Michael Waltrip name could materially adversely affect our business. We hired Michael Waltrip to be our brand ambassador to market our products and services that are important to our business. However, we cannot assure you that the endorsement from Michael Waltrip or related advertisement will remain effective, that Michael Waltrip will remain popular or his image will remain positive and compatible with the messages that our brand and products aim to convey. We believe the "Michael Waltrip" brand is integral to our Company identity. We expect to rely on the general goodwill of the Michael Waltrip brand as part of our internal corporate culture and external marketing strategy. The Michael Waltrip brand may also be licensed to and used by a number of other companies unrelated to us and in a variety of industries, and the integrity and strength of the Michael Waltrip brand will depend in large part on the efforts and the licensor and any other licensees of the Michael Waltrip brand and how the brand is used, promoted and protected by them, which will be outside of our control. Consequently, any adverse publicity in relation to the Michael Waltrip brand name or its principals, or in relation to another Michael Waltrip-branded company over which we have no control or influence, could have a material adverse effect on our business, financial condition and results of operations. We have entered into a definitive agreement with Bevana Partners ("Bevana") to facilitate distribution through contract brewing, brand licensing, sales and distribution support and e-commerce services. However, Bevana is an early stage company and may not be able to satisfy its obligations under the agreement we have with them. We have entered into a definitive agreement with Bevana to facilitate distribution through contract brewing, brand licensing, sales and distribution support and e-commerce services. However, there is no guarantee that Bevana, an early stage company itself, will have the financial wherewithal or operating experience to satisfy its obligation under the definitive agreement with us. If Bevana fails to satisfy its obligations to us, our business, financial conditions and prospects will be materially adversely affected. After our Company is established, in order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our future consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us. The development and commercialization of beer is highly competitive. We will face competition with respect to the products that we seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved beer and thus may be better equipped than us to develop and commercialize beer. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our beer will achieve initial market acceptance and our ability to generate meaningful revenues from our products. We will rely on other companies to provide raw materials and basic ingredients for our future products. We will depend on suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our future products may be adversely impacted if companies to whom we delegate manufacture of raw materials and basic ingredients in our future products, or from whom we acquire such items, do not provide raw materials and basic ingredients which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we may rely on only one or two subcontractors or suppliers for a particular raw material and basic ingredient. As a manufacturer and retailer of beer and third-party items, our business will depend on developing and maintaining close and productive relationships with our vendors. We will depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we may purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that may protect us from inventory obsolescence. Quality management plays an essential role in determining and meeting customer requirements, preventing defects, and developing and improving the safety and efficacy of our future products. Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation. In general, demand for our future products is highly correlated with general economic conditions. A substantial portion of our revenue will be derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the US may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products. The use of personally identifiable data by our future business, our future business associates and third parties is regulated at the state, federal and international levels. Costs associated with information security such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud could cause our business and results of operations to suffer materially. Additionally, the success of our future online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk. Through our future operations, we will collect and store certain personal information that our customers provide to purchase products, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us. We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised, and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes. We rely on various intellectual property rights, including but not limited to our brewery's recipes and processes, trademarks and licenses in order to operate our business. Such intellectual property rights, including but not limited to our brewery's recipes and processes, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. We will be subject to income taxes as well as non-income based taxes, such as payroll, sales, use, excise, property and goods and services taxes, in both state and federal jurisdictions. Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there will be many transactions and calculations where the ultimate tax determination is uncertain. There is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our future income tax provisions, expense amounts for non-income based taxes and accruals and any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made. Changes in employment laws or regulations could harm our performance. Various federal and state labor laws will govern our relationship with our employees and affect operating costs. These laws include, but are not limited to, minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act. Establishing, maintaining, extending and expanding our reputation and brand image are essential to our business success. We plan to establish, maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations. In addition, our success in establishing, maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected. Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's future business. The Company's future success depends in large part on its ability to establish and maintain consumer confidence in the safety and quality of all its products. The Company plans to develop rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's future products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's future products and may reduce demand for the Company's products. We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences change continually. Our future success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations. In addition, our future growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business. We will be vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight. The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of chemicals, raw materials, crops or other commodities, fuel prices and government-sponsored agricultural and livestock programs. The sales prices to our customers will be a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers will depend upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations. We will use significant quantities of chemicals, raw materials, and other agricultural products as well as aluminum, glass jars, plastic trays, corrugated fiberboard and plastic packaging materials provided by third-party suppliers. We will buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We may not have long-term contracts with any of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our future operations. Substantial disruption to production at our manufacturing and distribution facilities could occur. A disruption in production at our future manufacturing facility or at our future third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations. Significant additional labeling or warning requirements may inhibit sales of affected products. Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our future product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products. The process of making beer utilizes a large amount of water. Parts of the country have been experiencing a severe drought for the last several years. While there are currently no restrictions on our use of water based on the drought, we cannot predict whether such restrictions may be put in place in the future. Any future droughts could materially and adversely affect our ability to source hops in the future. Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source. Although we believe that there will be alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost effective basis in the event that future suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations. We plan to source certain packaging materials, bottles, corks, labels, caps and other shipping materials from a number of third-party suppliers and, in some cases, single-source suppliers. Although we believe that alternative suppliers will be available, the loss of any of our future packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the expected economics of these agreements could expose us to significant cost increases in future years. Most of our distribution relationships may be governed by state laws that in certain respects may supersede the terms of any contractual relationships. Under most state laws, distribution agreements for beer can only be terminated by the supplier after the supplier shows some type of "cause" (usually an uncured deficiency in the distributor's operation) or upon payment of some sort of compensation to the distributor for the value of the distribution rights. State laws also may limit a beer supplier's right to object to proposed assignments of distribution rights and/or changes in distributor ownership. A minority of states have enacted similar laws governing brewery-distributor relationships. Therefore, while we may enter into contractual relationships with some of our distributors, state law in various jurisdictions may limit our exercising our contractual termination and enforcement rights. Additionally, our distribution relationships may be susceptible to changes in state legislation that could significantly alter the competitive environment for the beer distribution industry, which could adversely affect the financial stability of distributors on which we rely. We will be subject to governmental regulations affecting our future brewery and tasting rooms. Federal, state and local laws and regulations govern the production and distribution of beer and spirits, including permitting, licensing, trade practices, labeling, advertising and marketing, distributor relationships and various other matters. To operate our future brewery, we must obtain and maintain numerous permits, licenses and approvals from various governmental agencies, including the Alcohol and Tobacco Tax and Trade Bureau, the Food and Drug Administration, state alcohol regulatory agencies and state and federal environmental agencies. A variety of federal, state and local governmental authorities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Our future tasting rooms will be subject to alcohol beverage control regulations that generally require us to apply to a state authority for a license that must be renewed annually and may be revoked or suspended for cause at any time. These alcohol beverage control regulations relate to numerous aspects of daily operations of our tasting rooms, including minimum age of patrons and employees, hours of operation, advertising, trade practices, inventory control and handling, storage and dispensing of alcohol beverages. Noncompliance with such laws and regulations may cause the Alcohol and Tobacco Tax and Trade Bureau or any particular state or jurisdiction to revoke its license or permit, restricting our ability to conduct business, assess additional taxes, interest and penalties or result in the imposition of significant fines. Our business is substantially dependent upon awareness and market acceptance of our future products and brands. Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse effect on our revenues and financial results. Reductions in sales of our future products will have an adverse effect on our profitability and ability to generate cash to fund our business plan. The following factors, among others, could affect continued market acceptance and profitability of our future products: • the introduction of competitive products; • changes in consumer preferences among beer products; • changes in awareness of the social effects of production; • changes in consumer perception about trendy products; • changes in consumer perception regarding the healthfulness of our products; • the level and effectiveness of our sales and marketing efforts; • any unfavorable publicity regarding our products or similar products; • any unfavorable publicity regarding our brand; • litigation or threats of litigation with respect to our products; • the price of our products relative to other competing products; • price increases resulting from rising commodity costs; • any changes in government policies and practices related to our products, labeling and markets; • regulatory developments affecting the manufacturing, labeling, marketing or use of our products; • new science or research that disputes the healthfulness of our products; and • adverse decisions or rulings limiting our ability to promote the benefits of beer and related products. Adverse developments with respect to the sale of our future products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan. Any disruption in our information systems could disrupt our future operations and would be adverse to our business and results of operations. We will depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance. The ADA prohibits discrimination in employment and public accommodations on the basis of disability. Under the Americans with Disabilities Act, we could be required to modify our future brewery to provide service to, or make reasonable accommodations for the employment of, disabled persons. We are subject to the ADA, which, among other things, requires our future brewery to meet federally mandated requirements for the disabled. We are subject to the INS and must comply with federal immigration law. Our employment practices will be subject to the requirements of the Immigration and Naturalization Service relating to citizenship and residency. Legislation and regulations requiring the display and provision of nutritional information for our product offerings, and new information or attitudes regarding diet and health or adverse opinions about the health effects of consuming our product offerings, could affect consumer preferences and negatively impact our business, financial condition and results of operations. We plan to manufacture and serve alcoholic beverages. Government regulation and consumer eating habits may impact our business as a result of changes in attitudes regarding diet and health or new information regarding the health effects of consuming our product offerings. These changes have resulted in, and may continue to result in, the enactment of laws and regulations that impact the ingredients and nutritional content of our product offerings. We may incur additional costs related to performing nutritional analyses on our product offerings. Furthermore, the Patient Protection and Affordable Care Act of 2010 establishes a uniform, federal requirement for certain restaurants to post certain nutritional information on their menus. The imposition of menu-labeling laws, nutritional information disclosure and public sentiment could have an adverse effect on our results of operations and financial position, as well as the brewing industry in general. We plan to obtain insurance that may not provide adequate levels of coverage against claims. We plan to obtain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations. Our future advertising and marketing efforts may be costly and may not achieve desired results. We plan to incur substantial expenses in connection with our advertising and marketing efforts. Although we plan to target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we plan to sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we will periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 1, 2024.

Michael Waltrip Brewing Company

By /s/ *J Glynn Gross*

     Name: <u>Michael Waltrip Brewing Company</u>

     Title: Executive Chairman

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

I, J Glynn Gross, Principal Executive Officer of Michael Waltrip Brewing Company , hereby certify that the financial statements of Michael Waltrip Brewing Company included in this Report are true and complete in all material respects.

J Glynn Gross

Executive Chairman